Filed pursuant to Rule 433

Registration Statement No. 333-159162

May 12, 2009

NEWS RELEASE

Cliffs Natural Resources Inc. Announces Proactive Initiatives

Designed to Enhance Financial Flexibility

•	Announces Public Offering of 12 Million Common Shares

•	Decrease in Quarterly Dividend to $0.04 from $0.0875, to Result in over $20 Million in Annual Savings

•	Board Member, Executive and Salaried Employee Compensation Reductions to Result in approximately $15 Million in 2009 Savings

CLEVELAND—May 12, 2009—Cliffs Natural Resources Inc. (NYSE: CLF) (Paris: CLF) today announced a number of proactive initiatives the Company is taking to enhance financial flexibility, including a public offering of common shares, a reduction in its common share quarterly dividend and compensation reductions across the organization, including Board Members, executives and virtually all other salaried positions. (Editor’s note: See separate news release on Public Offering of Common Shares issued earlier today by Cliffs Natural Resources Inc.)

Joseph Carrabba, chairman, president and chief executive officer of Cliffs, said, “While we currently have an enviable balance sheet and adequate financial flexibility, we believe the actions announced today will fortify and enhance these positions. There are high degrees of uncertainty in both our industry—particularly around the outcome of annual iron ore benchmark settlements—and the macroeconomic environment in general. As such, we have asked all of our stakeholders to make sacrifices that will better position Cliffs to weather the direst of economic scenarios, while at the same time positioning the Company to take advantage of possible opportunities when the environment improves. These could include distressed asset or possible bolt-on acquisitions. In addition, the change in capital structure could provide Cliffs better access to capital markets that have not been available to the Company in the past.”

Public Offering of Common Shares

Cliffs announced that it is offering to sell, subject to market and other conditions, 12,000,000 shares of common shares through an underwritten offering. Cliffs intends to use the net proceeds from the offering for general corporate purposes, which may include, among other things, funding certain capital expenditures, repayment of indebtedness or strategic transactions.

Reduction of Quarterly Dividend

In addition to the common share offering, Cliffs’ Board of Directors has elected to enact a 55% reduction in the Company’s quarterly common share dividend to $0.04 from $0.0875. The Company said the action would result in an annual cash savings of approximately $22 million. The $0.04 common share dividend will be payable on June 1, 2009, to shareholders of record as of the close of business on May 22, 2009.

Board Member, Executive and Management Compensation Reductions

Cliffs also indicated that its Board of Directors and senior executive team have made the decision to make the following reductions to compensation, each effective July 1, 2009:

•	Cliffs Natural Resources Board of Directors fee compensation and Chief Executive Officer Joseph Carrabba’s base compensation will both be reduced by 10%.
•	All executives at the Senior Vice President level or higher will have their base compensation reduced by 7%.
•	Other salaried employees will have their compensation reduced by 3% to 5%, depending on position.

In addition, Cliffs will suspend all 401(k) company contributions for salaried employees. The above changes are expected to result in savings of approximately $15 million in 2009.

Cliffs indicated that while the above actions are necessary given today’s uncertainty, the Company is committed to continuously monitoring the macro and industry environments and would make reinstatements as conditions warrant.

About Cliffs Natural Resources Inc.

Cliffs Natural Resources is an international mining and natural resources company. We are the largest producer of iron ore pellets in North America, a major supplier of direct-shipping lump and fines iron ore out of Australia and a significant producer of metallurgical coal. With core values of environmental and capital stewardship, our colleagues across the globe endeavor to provide all stakeholders operating and financial transparency as embodied in the Global Reporting Initiative (GRI) framework. Our Company is organized through three geographic business units:

The North American business unit is comprised of six iron ore mines owned or managed in Michigan, Minnesota and Eastern Canada, and two coking coal mining complexes located in West Virginia and Alabama. The Asia Pacific business unit is comprised of two iron ore mining complexes in Western Australia and a 45% economic interest in a coking and thermal coal mine in Queensland, Australia. The Latin American business unit includes a 30% interest in the Amapá Project, an iron ore project in the state of Amapá in Brazil, as well as a number of smaller greenfield projects not yet in production.

Over recent years, Cliffs has been executing a strategy designed to achieve scale in the mining industry and focused on serving the world’s largest and fastest growing steel markets.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This news release contains predictive statements that are intended to be made as “forward-looking” within the safe harbor protections of the U.S. Private Securities Litigation Reform Act of 1995. Although we believe that our forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties.

Actual results may differ materially from such statements for a variety of reasons, including: the impact of the global economic crisis on the North American and global integrated steel industry; the length and extent of any potential and current production curtailments at both our customer’s facility and at our iron ore and coal mining operations; changes in the sales volumes or mix; the impact of any decreases in international prices for iron ore and/or metallurgical coal resulting from the global economic crisis; the impact of price-adjustment factors on our sales contracts; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; the impact of any disputes with customers; availability of capital equipment and component parts; availability of float capacity; the impact of the global economic crisis on the availability and cost of capital, our ability to maintain adequate liquidity and on our ability to access the capital markets, including the proposed common share offering; changes in the financial condition of our partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U.S. Bankruptcy Code or similar statutes in other countries; events or circumstances that could impair or adversely impact the viability of a mine and the carrying value of associated assets; inability to achieve expected production levels; reductions in current resource estimates; the investment performance of our pension and other postretirement benefit plans, which could increase our plan costs; impacts of increasing governmental regulation including failure to receive or maintain required environmental permits; problems with productivity, third party contractors, labor disputes, weather conditions, fluctuations in ore grade, tons mined, changes in cost factors including energy costs, transportation, mine closure obligations and employee benefit costs; the ability to identify, acquire and integrate strategic acquisition candidates; risks associated with operations in multiple countries; limited trading of our shares on NYSE Euronext Paris and the effect of these various risks on our future cash flows, debt levels, liquidity and financial position.

Reference is also made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, set forth in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and previous news releases filed with the Securities and Exchange Commission, which are publicly available on Cliffs Natural Resources’ website. The information contained in this document speaks as of the date of this news release and may be superseded by subsequent events.

Cliffs has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents Cliffs has filed with the SEC for more complete information about Cliffs and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities Inc. at (718) 242-8002 or Merrill Lynch & Co. at 866-500-5408.

SOURCE: Cliffs Natural Resources Inc.

INVESTOR AND FINANCIAL MEDIA CONTACTS:

United States

Steve Baisden

Director, Investor Relations and Corporate Communications

(216) 694-5280

steve.baisden@cliffsnr.com

Christine Dresch

Manager – Corporate Communications

(216) 694-4052

christine.dresch@cliffsnr.com

France

NewCap

Financial Communication and Investor Relations

Simon Zaks / Pierre Laurent

+ 33 (0)1 44 71 94 94

szaks@newcap.fr / plaurent@newcap.fr

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